Exhibit 99.2

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna provides an update of the status of disputed royalty at the

San Jose Mine, Mexico

Vancouver, March 26, 2021: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces an update of the status of the legal proceedings related to a disputed royalty on one of its extracting mining concessions at the San Jose Mine located in Oaxaca, Mexico.

Background

In 2017, the Mexican Geological Service (“SGM”) advised the Company that a previous owner of one of the Company’s mineral concessions at the San Jose Mine, had granted to SGM a royalty of 3% of the billing value of the minerals obtained from the concession. At the date of the Company’s acquisition of the concession, the royalty was not disclosed to the Company and it did not appear on the electronic title register at the Mining Registry although it is listed in the official record books of the concessions of the Mining Registry. The Company obtained advice from external legal counsel which confirmed that there was no legal basis for the creation of the royalty and that it was invalidly created. The Company initiated legal proceedings to uphold its position that no royalty is payable.

Administrative proceedings were initiated to remove reference to the royalty from the title register, and subsequently further legal proceedings (the “Amparo Proceedings”) were initiated to contest the legality of the cancellation procedure of the Dirección General de Minas (“DGM”) for non-payment of the royalty. On March 2, 2020, the Company obtained a permanent stay of execution (akin to an injunction), which protects the Company from making payment of the disputed royalty in order to avoid cancellation of the concession until a final non-appealable resolution is reached in the Amparo Proceedings. The Company’s appeal of the decision of the Court at first instance in the Amparo Proceedings is before the Collegiate Court. A decision is expected during mid-2021. (refer to Fortuna news releases dated March 5, 2020 and December 1, 2020).

Administrative Proceedings

In 2018, the Company initiated administrative proceedings (the “Administrative Proceedings”) in the Mexican Federal Administrative Court (“FAC”) against the DGM to remove reference to the royalty from the title register on the grounds that there is no legal basis for the creation of the royalty and that it was invalidly created. Effective March 26, 2021, the FAC resolved against correcting the title register, on the basis that the previous owner of the mineral concession offered the disputed royalty to the SGM. The Company’s Mexican legal advisors are of the view that the resolution of the FAC is erroneous as the Judge failed to consider the relevant Mining Laws relating to royalties in place at the time of the grant of the mineral concession. The Company’s legal position with respect to the disputed royalty remains unchanged. The Company intends to vigorously defend its position and appeal the resolution of the FAC and file an appeal with the Collegiate Circuit Court in Mexico by April 21, 2021.

The resolution of the FAC does not affect the permanent stay of execution obtained by the Company on March 2, 2020.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s Amparo Proceedings and administrative proceedings against the DGM, the outcome of the administrative proceedings against the DGM; the outcome of the Company’s Amparo Proceedings against the DGM to contest the cancellation procedure, the appeal of decisions and judgments made by the Courts, and the potential for the Company to be required to pay the amount claimed to preserve its mining concession in the event that the Company’s Amparo Proceedings to contest the cancellation procedure are unsuccessful, or how the Company would satisfy such payment and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, that the Company may be unsuccessful in its Amparo Proceedings and may be required to pay the amount of the disputed royalty plus VAT; the duration and effects of COVID-19, and any other pandemics on our operations, production and workforce, and the effects on global economies, governments, courts and society, actual results of production and exploration activities; changes in general economic conditions and financial markets; changes in prices for gold, silver and other metals; fluctuation in foreign exchange rates; any extension of the currency controls in Argentina; technological and operational hazards in Fortuna’s mining and mine development activities; delays in commissioning at Lindero; delays in achieving steady production and commencement of commercial production at Lindero; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding success in its legal and administrative proceedings which is based upon advice from independent law firms, expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that the Company will be successful in its legal proceedings or that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.